Filed by Alpha Beta Netherlands Holding N.V. Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: NYSE Euronext (Commission File No. 001-392) Deutsche Börse September 12, 2011

Barclays Capital

2011 Global Financial Services Conference

Larry Leibowitz, Chief Operating Officer

September 12, 2011

Legal Disclaimers

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

To supplement NYSE Euronext’s consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs, disposal activities and discrete tax items, and (ii) improve overall understanding of NYSE Euronext’s current financial performance and its prospects for the future. Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Moving Forward from a Position of Strength

Strong first-half 2011 results highlight strength and operating leverage of model

Long-term diversification strategy contributing to results

Un-seasonally strong volumes driven by heightened volatility in U.S. and

Europe support 3Q11 results

FY 2011 costs expected to be in-line with guidance

Standalone balance sheet stronger than ever

Proposed combination with Deutsche Börse accelerates successful strategy

Integration and regulatory reviews moving ahead as anticipated

Both Deutsche Börse and NYX dividend yields >4%

Combination With Deutsche Börse Accelerates Current Strategy

Product suite and footprint highly complementary

Unites leading venues for risk management and capital raising

Largest global derivatives platform and largest capital raising venue Product innovation and capital savings for trading clients

Pre-eminent market infrastructure facilitating 24 hour access to trading, information and settlement Considerable scope for cost synergies and incremental revenue opportunities to drive shareholder value Opportunity to unlock value at Deutsche Börse Leading franchises in every segment should command premium valuation Robust strategic and financial optionality given strong balance sheet Enhanced opportunities and cost savings for clients

NYX Current Portfolio

Index Business

Information Services

Analytics

Capital

Efficiency

Risk Management

Collateral Management

Asset Servicing

Global Exchange Links

InfraStructure Services

Co-Lo

Global Connectivity Networks

Partnerships in New Markets

Services for Issuer Community

Corporate Listings

& Product Creation

Market Data

Clearing

Settlement and Custody

State-of-the-Art Trading Infrastructure

Global Client Base

Powerful Sell-Side Customers

Markets

Minimal Presence

Some Presence

Strong Presence

Combination With Deutsche Börse Accelerates Current Strategy

Product suite and footprint highly complementary

Unites leading venues for risk management and capital raising

Largest global derivatives platform and largest capital raising venue

Product innovation and capital savings for trading clients Pre-eminent market infrastructure facilitating 24 hour access to trading, information and settlement Considerable scope for cost synergies and incremental revenue opportunities to drive shareholder value Opportunity to unlock value at Deutsche Börse Leading franchises in every segment should command premium valuation Robust strategic and financial optionality given strong balance sheet Enhanced opportunities and cost savings for clients

Post-Merger

Index Business

Information Services

Analytics

Capital

Efficiency

Risk Management

Collateral Management

Asset Servicing

Global Exchange Links

InfraStructure Services

Co-Lo

Global Connectivity Networks

Partnerships in New Markets

Services for Issuer Community

Corporate Listings

& Product Creation

Market Data

Clearing

Settlement and Custody

State-of-the-Art Trading Infrastructure

Global Client Base

Powerful Sell-Side Customers

Markets

Minimal Presence

Some Presence

Strong Presence

Total Expense Synergies of € 400 / $580 Million Now Identified 1

15 February 2011 Current Levers for additional cost synergies 2

€300mn / $426mn €400mn / $568mn

Technology €79mn

Technology €130mn

Corporate €56mn

Corporate €86mn

Market Operations €98mn

Market Operations €113mn

Clearing €67mn

Clearing €71mn

Notes:1. All figures converted at a €/$ exchange rate of 1.42.

2. Bold represents synergy levers identified post-announcement.

Technology (+ €51 million):

One Common Trading and Clearing Infrastructure “CTAC” Combination of networks Consolidation of U.S. data centres

Eliminating overlapping IT function where applicable Global sourcing and global delivery model

Corporate Center (+ €30 million):

Further refinement of corporate functions in accordance with the new, combined organization Leveraging global sourcing opportunities: supplier & contract consolidation Consolidate real estate portfolio

Market Operations (+ €15 million):

Implementation of a central European market operations hub for cash, derivatives and clearing

Combination of business organizations in the U.S. and Europe i.e., sales and product development

Clearing (+ €4 million):

Additional cost avoidance expected from not building two separate fully owned & operated CCPs

Combination Has Access to Unique Growth Opportunities

Expected Revenue Synergies of at Least €150 million / $213 million[1] Annually, with Full Run-Rate Being Achieved at End of Year 3
Over 1/3rd of Revenue Synergies from Clearing Alone

Clearing	Derivatives and Cash Markets	Technology and MD&A	Asian Expansion	New Asset Classes
• Clearing for European cash equities • Clearing for European derivatives	• Increase turnover from combining equity and derivatives liquidity pools • Cross-distribution in European cash markets	• Expanded client set for hosted / managed technology and data services • Extension of STOXX index franchise to U.S. market and globally • Richer content for pre- and post-trade data and analytics products	• Listing venue of choice for attracting issuers globally • Leading presence in Asian markets through existing investments and technology agreements • Attractive partner	• Infrastructure in place to drive growth in new asset classes • Emissions & Energy – Eurex / BlueNext / EEX • Agriculture and other commodities – Eurex and NYSE Liffe

Note: 1. Synergies converted using €/$ exchange rate of 1.42.

NYSE Euronext.
7

Integration Planning

Business Combination Agreement sets framework for integration planning

Integration planning teams identified and project governance established

Validation and quantification of synergies post announcement yielded increased synergy targets (€400 million cost synergies and at least €150 million revenue synergies)

High-level roadmap for synergy realization completed and initial mapping of functions across both organizations completed

All business, IT and Support functions have begun integration planning on both sides

Integration planning work stream around Culture, Change and Communication kicked-off

EU Competition Review Timing and Process

Estimated Timeline

Aug 4: End of DG Comp Phase I
- As expected DG Comp referred case to Phase II
- 90 additional working days to review

Sept/Oct: DG Comp investigation continues
- DG Comp will investigate preliminary concerns and issue "Statement of Objections"
- NYSE Euronext and Deutsche Boerse have formal opportunity to respond

Late 2011: expected wrap up of competition reviews
- Decision by full "college" of 27 European Commissioners
- Expect other required approvals to dovetail with competition conclusion

Context

- Good working relationship with regulators and officials
- Articulating our compelling case for clearance:
  - **Tremendous benefits for end-users**
    - Meaningful yet prudent reduction of capital requirements (~$3bn) in an increasingly challenging capital environment
    - Substantial reduction in operational complexity and duplicative infrastructure
  - **Strengthens and improves efficiency of EU capital markets**
    - Empirical evidence of expected improvements in liquidity and reduction of volatility will reduce cost of capital for governments and end-users
    - Reduces systemic risk
  - **Impact on competition is negligible**
    - Regulatory reform ensures competition between listed and OTC derivatives markets will not only continue, but will be invigorated through standards, clearing and transparency
    - Minimal product overlap today between NYX and DB1
    - Announced new entrants to compete directly include LSE, BATS/Chi-X, NDAQ and CME

NYSE Euronext.

9

Moving Forward from a Position of Strength

The right transaction at the right time for both organizations

Deutsche Börse has transformed its business from a German equities market into a world-leader in derivatives, risk management and post-trade infrastructure

NYSE Euronext has been leading the evolution of the exchange industry, leveraging technology and brand to create a multi-asset class global exchange model

The two companies’ complementary assets combine to form a complete market infrastructure portfolio covering trading, risk- and collateral management as well as market data and technology

The combined group’s scale and scope will afford it unique access to growth opportunities in a changing capital market landscape